Exhibit 99.1

Mountain Province Diamonds Announces Election of Directors

Shares Issued and Outstanding: 94,168,151
TSX: MPV
NYSE MKT: MDM

TORONTO AND NEW YORK, June 12, 2013 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) is pleased to announce that the nominees listed in the management proxy circular for the 2013 Annual and Special Meeting of Shareholders ("Annual Meeting") were elected as directors of the Company. Detailed results of the vote for the election of directors held at the Annual Meeting yesterday in Vancouver are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Jonathan Comerford	48,698,291	99.29	350,385	0.71
Patrick Evans	48,694,103	99.28	354,568	0.72
Bruce Dresner	48,528,068	98.94	520,608	1.06
Elizabeth Kirkwood	47,092,402	96.01	1,956,274	3.99
Peeyush Varshney	48,236,341	98.34	812,335	1.66
Carl Verley	48,536,435	98.96	512,241	1.04
David Whittle	48,536,991	98.96	511,685	1.04

Following the Annual Meeting, Ms. Kirkwood informed the Board of her decision to resign from the Board for personal reasons. Mr. Jonathan Comerford, said: "Ms. Kirkwood has been a director of Mountain Province for more than 10 years and has contributed significantly to the success of the Company. We thank her for her many contributions and wish her success in all her endeavours." The resulting vacancy on the Board will be filled by the Corporation in accordance with its By-Laws and the provisions of the Ontario Business Corporations Act.

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats. www.mountainprovince.com

Gahcho Kué is the world's largest and richest new diamond development project. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Qualified Person

This news release has been prepared under the supervision of Carl G. Verley, P.Geo who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements

This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE: Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 15:23e 12-JUN-13